Changes in Registrants certifying accountant

On December 31, 2007 Ernst & Young, LLP (E&Y) resigned as the independent registered public accounting firm of the Equity Funds. On March 5, 2008, the Board of Trustees of the Equity
 Funds selected PricewaterhouseCoopers, LLP as the new independent registered public accounting firm for the Equity Funds.

E&Ys reports on the Equity Funds financial statements for the two most recent fiscal years contained no adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles. During the period
E&Y was engaged, there were no disagreements with E&Y on any matter of accounting principles, financial statement disclosure or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of E&Y, would have caused it to make reference to the subject matter of the disagreements in connection with its reports on the Equity Funds financial statements.